SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                         The Associated Group, Inc.
                              (Name of Issuer)

                  Class A Common Stock, par value $.10 per
                   share Class B Common Stock, par value
                               $.10 per share
                       (Title of Class of Securities)

                           045651 10 6 (Class A)
                           045651 20 5 (Class B)
                               (CUSIP Number)

                              Donald H. Jones
                       c/o The Associated Group, Inc.
                             200 Gateway Towers
                       Pittsburgh, Pennsylvania 15222
                               (412) 281-1907
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                 Copies to:


       Scott G. Bruce, Esq.                         Kent A. Coit, Esq.
    The Associated Group, Inc.                Skadden, Arps, Slate, Meagher
      Three Bala Plaza East                             & Flom LLP
            Suite 502                               One Beacon Street
 Bala Cynwyd, Pennsylvania 19004               Boston, Massachusetts 02108
          (610) 660-4910                              (617) 573-4800


                                May 28, 1999
          (Date of Event which Requires Filing of this Statement)



  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 SCHEDULE 13D

     CUSIP Nos. 045651 10 6 (Class A)
                       045651 20 5 (Class B)
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

               Donald H. Jones
               ###-##-####
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
          Instructions)
                                                           (a) ( )
                                                           (b) (X)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS (See Instructions)

               PF/00 (See Item 3)
     -------------------------------------------------------------------
     5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                     ( )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
     -------------------------------------------------------------------
                              7.  SOLE VOTING POWER (See Item 5)
           NUMBER OF                   80,622  (Class A)
            SHARES                    159,372 (Class B)
         BENEFICIALLY         ------------------------------------------
          OWNED BY            8.   SHARED VOTING POWER (See Item 5)
            EACH                      2,332,416 (Class A)
          REPORTING                   2,410,266 (Class B)
           PERSON             ------------------------------------------
            WITH              9.   SOLE DISPOSITIVE POWER (See Item 5)
                                      80,622  (Class A)
                                     159,372  (Class B)
                              ------------------------------------------
                              10.  SHARED DISPOSITIVE POWER (See Item 5)
                                     2,332,416 (Class A)
                                     2,410,266 (Class B)
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               (See Item 5)

                2,413,038 (Class A)
                2,569,638 (Class B)
     ----------------------------------------------------------------------
     12.  CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES (See Instructions)                               ( )

     ----------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

               12.9% (Class A)
               13.2% (Class B)
     ----------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON (See Instructions)

          IN
     ----------------------------------------------------------------------


Note:          This Amendment No. 1 to Schedule 13D (this "Amendment No.
               1") amends a Statement on Schedule 13D dated October 3, 1995 (the "Schedule 13D"; the Schedule 13D, as amended by this Amendment No. 1, this "Statement"), filed on behalf of Donald H. Jones, relating to the Class A Common Stock (as defined herein) and the Class B Common Stock (as defined herein). This Amendment No. 1 is being filed to report the Voting Agreement (as defined herein) entered into on behalf of the Estate of Jack N. Berkman (the "Estate"), of which Mr. Jones is an Executor, on May 28, 1999, and also reflects a gift of 200,000 shares of Class A Common Stock made on behalf of the Estate of Jack N. Berkman, to the Sybiel Berkman Foundation (the "SBF"). The share amounts set forth in this Amendment No. 1 reflect the two-for-one split of the Class A Common Stock and the Class B Common Stock, effected by a stock dividend paid on October 27, 1997, so that any share amounts relating to an event preceding such stock split reflects such stock split as if such stock split preceded such event.

               Pursuant to Section 232.101 of Regulation S-T, which provides that an amendment to a paper format Schedule 13D filed by a registrant that has become subject to mandated electronic filing shall be in electronic format and the first such amendment shall restate the entire text of the
               Schedule 13D, this Amendment No. 1 amends, supplements and restates, as of the date set forth on the signature page below, the Schedule 13D.


Item 1.  Security and Issuer.

        The titles of the classes of equity securities to which the
Schedule 13D, as amended by this Amendment No. 1, relates are the Class A Common Stock, par value $.10 per share (together with the preferred stock purchase rights associated therewith, the "Class A Common Stock") and the Class B Common Stock, par value $.10 per share (together with the preferred stock purchase rights associated therewith, the "Class B Common Stock" and together with the Class A Common Stock, the "Company Common Stock"), of The Associated Group, Inc., a Delaware corporation (the "Company"), 200 Gateway Towers, Pittsburgh, Pennsylvania 15222.

Item 2.  Identity and Background.

        (a) This Statement is filed on behalf of Donald H. Jones who is referred to herein as "Mr. Jones".

        (b) Mr. Jones' business address is c/o Triangle Capital
Corporation, Two Gateway Center, 17th Floor, Pittsburgh, Pennsylvania
15222.

        (c) Mr. Jones is Chairman of Triangle Capital Corporation, a firm engaged in the development of new business enterprises and investment activities.

        (d) and (e) During the past five years, Mr. Jones has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating any activities subject to, federal or state securities laws or finding any violation of such laws.

        (f)  Mr. Jones is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

        On October 3, 1995, Preliminary Letters Testamentary, and subsequently, on January 3, 1996, Full Letters Testamentary (the "Letters Testamentary") were issued by the Surrogate's Court of New York County, New York, to Mr. Jones as one of three executors (each an "Executor," and collectively the "Executors") of the estate of the Jack N. Berkman (the "Estate"), which beneficially owned, at the time the Schedule 13D was filed, 2,532,416 shares of Class A Common Stock and 2,560,266 shares of Class B Common Stock, which amount included options to purchase 27,850 shares of Class B Common Stock (the "Estate Options"). The three Executors share equally the power to dispose of and vote the shares of Company Common Stock beneficially owned by the Estate.

        On June 20, 1996, the Executors made a gift, on behalf of the Estate, of 200,000 shares of Class A Common Stock to the SBF. Myles P. Berkman and Lillian R. Berkman are the trustees of the SBF. In June, 1996, the Executors exercised, on behalf of the Estate, all of the outstanding Estate Options for 27,850 shares of Class B Common Stock, at an exercise price of $.45 per share which was paid from funds in the Estate. On March 5, 1997, the Executors made a gift, on behalf of the Estate, of 150,000 shares of Class B Common Stock to Harvard University.

        Prior to the acquisition of beneficial ownership of shares of Company Common Stock as a result of becoming an Executor, on December 15, 1994 (the "Distribution Date"), Mr. Jones acquired beneficial ownership of 80,622 shares of each class of Company Common Stock through a pro rata dividend distribution (the "Distribution") to holders of common stock of Associated Communications Corporation, a Delaware corporation ("ACC"), as of the close of business on December 15, 1994, the record date for the Distribution (the "Record Date"). Pursuant to the Distribution, each holder of shares of ACC common stock received 1/4 share of Class A Common Stock and 1/4 share of Class B Common Stock for each share of ACC common stock held by such holder on the Record Date. Mr. Jones did not pay any consideration in connection with his receipt of shares of Company Common Stock pursuant to the Distribution.

        Additionally, as of the time immediately prior to the Distribution and the Merger (as such terms are hereinafter defined) on December 15, 1994, Mr. Jones held options ("ACORN Options") to acquire 10,000 shares of Class A Common Stock ("ACORN Class A Common Stock") of Associated Communications Resources, Inc., a Delaware corporation ("ACORN"), which had been previously granted under the Associated Communications Resources, Inc. 1989 Stock Option Plan (the "ACORN Plan"). In connection with the Distribution and the Merger, all outstanding ACORN Options (except for those held by persons who were not continuing as employees of the Company, which ACORN Options were cashed out), including those held by Mr. Jones, were "rolled over" (the "Roll-Over") into and became fully vested, immediately exercisable options (the "Roll-Over Options") under the 1994 Plan (as hereinafter defined) to purchase a number of shares of Class B Common Stock not exceeding (for all Roll-Over Options) 5% of all outstanding shares of common stock of the Company at the time of the Distribution, at an exercise price per share such that the "spread value" of such ACORN Options (and the proportionality between the $2.50 exercise price per share of such ACORN Options and the fair market value of a share of ACORN Class A Common Stock, as determined by the committee of non-employee directors which administered the ACORN Plan) would be maintained in the Roll-Over Options. On January 10, 1995, the exact number of shares of Class B Common Stock subject to, and the exercise price of, Mr. Jones' Roll-Over Options were determined to be 38,120 and $.65, respectively, based on the average of the closing prices per share of Class B Common Stock on the Nasdaq National Market over the ten trading days commencing five trading days after the Distribution Date. Mr. Jones did not pay any consideration in connection with his receipt of Roll-Over Options.

        The foregoing description of the Roll-Over is qualified in its entirety by reference to the description thereof set forth on pages 38 through 40, inclusive, of the Company's Registration Statement on Form 10/A filed with the Securities and Exchange Commission on November 15, 1994, which pages were filed as Exhibit A to the Original Statement and are incorporated herein by reference. Such Exhibit has been omitted in this electronic filing pursuant to Section 232.102 of Regulation S-T.

        On March 4 and March 5, 1998, Mr. Jones exercised all of the outstanding Roll-Over Options for 38,120 shares of Class B Common Stock, at an exercise price of $.655 per share, which Mr. Jones paid from personal funds. Mr. Jones then sold, on March 4 and 5, 1998, an aggregate of 28,120 shares of Class B Common Stock, realizing a gain of $985,347.40. Mr. Jones holds the remaining 10,000 shares of Class B Common Stock acquired as a result of his exercise of the Roll-Over Options.

        On each of December 15, 1994, June 15, 1995, June 6, 1996, June 5, 1997, June 4, 1998 and June 3, 1999, Mr. Jones was granted options to purchase 5,000 shares of Class B Stock, at an exercise price of $11.31, $8.75, $14.75, $19.75, $34.375 and $63.625 per share, respectively. Such options, which were granted pursuant to the Non-Employee Directors Formula Award Program under The Associated Group, Inc. Amended and Restated 1994 Stock Option and Incentive Award Plan (the "1994 Plan"), vest and become exercisable in 50% increments over the two years following the date of grant. As of June 5, 1999, options to purchase 22,500 shares of Class B Common Stock are fully vested and currently exercisable (collectively, the "Company Options").

        As of the time immediately prior to the Conversion (as hereinafter defined) which was effective as of February 27, 1998, Mr. Jones held options ("MSI Options") to acquire 5,000 shares of the common stock of Microwave Services, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("MSI"), which had previously been granted under the Microwave Services, Inc. 1996 Stock Incentive Plan (the "MSI Plan"). Effective as of February 27, 1998, all outstanding MSI Options, including those held by Mr. Jones, were converted into (the "Conversion") options (which options are fully vested and exercisable) under the 1994 Plan (the "Conversion Options") to purchase a number of shares of Class B Common Stock at an exercise price per share such that the "spread value" of such MSI Options (and the proportionality between the exercise price of such MSI Options and the fair market value of a share of MSI common stock, as determined by the committee of non-employee directors which administered the MSI Plan) would be maintained in the Conversion Options. On February 27, 1998, the exact number of shares of Class B Common Stock subject to, and the exercise price of, Mr. Jones' Conversion Options were determined to be 46,250 and $2.69, respectively. Mr. Jones did not pay any consideration in connection with his receipt of Conversion Options.

        As an inducement to AT&T Corp., a New York corporation ("AT&T"), and Liberty Media Corporation, a Delaware corporation ("Liberty"), to enter into the Agreement and Plan of Merger, dated as of May 28, 1999, by and among AT&T, Liberty, A-Group Merger Corp., a wholly owned subsidiary of AT&T ("Merger Sub"), and the Company (the "Merger Agreement") and in consideration thereof, Mr. Jones, solely in his capacity as an Executor, entered into the Voting Agreement (described in Item 4 of this Statement and incorporated herein by reference). Except as set forth in the preceding sentence, neither AT&T nor Liberty has paid any consideration in connection with entering into the Voting Agreement.

Item 4.  Purpose of the Transaction.

        Subject to the terms of the Voting Agreement (as defined below), and to the conversion of shares of Company Common Stock pursuant to the Merger (as defined below), Mr. Jones, in his capacity as an Executor, intends to hold such shares of Company Common Stock owned by the Estate for investment on behalf of the Estate. However, in order to satisfy testamentary bequests, taxes and estate administration expenses, and depending on, among other things, fiduciary duties, market conditions and business developments, Mr. Jones, in his capacity as an Executor, may from time to time, on behalf of the Estate, subject to the terms of the Voting Agreement with respect to the shares of Class A Common Stock beneficially owned by the Estate, dispose of some or all of the shares of Company Common Stock beneficially owned by the Estate. Additionally, although he has no present intention of doing so, and depending on, among other things, fiduciary duties, market conditions and business developments, Mr. Jones, in his capacity as an Executor, may from time to time acquire additional shares of Company Common Stock on behalf of the Estate. The foregoing is qualified in its entirety by reference to the fact that Mr. Jones shares equally with the other two Executors the power to dispose of and vote such shares of Company Common Stock and may not act alone in the disposition or voting of the shares of Company Common Stock beneficially owned by the Estate.

        On May 28, 1999, the Company entered into the Merger Agreement providing, upon the terms and subject to the conditions set forth therein, for the acquisition of the Company by means of a merger of Merger Sub with and into the Company (the "Merger"), with the Company surviving the Merger. At the effective time of the Merger (the "Effective Time") each share of Class A Common Stock and Class B Common Stock will be converted into AT&T common stock and Class A Liberty Media Group Stock of AT&T. Consummation of the Merger is subject to the approval of the Merger Agreement by the Company's stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the receipt of all required approvals of the Federal Communications Commission and any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

        On May 28, 1999, the Executors, on behalf of the Estate, and certain other stockholders of the Company (the "Stockholders") entered into a voting agreement (the "Voting Agreement") with AT&T and Liberty. The Voting Agreement was entered into by the Executors, on behalf of the Estate, as an inducement to AT&T and Liberty to enter into the Merger Agreement.

        Pursuant to the Voting Agreement, the Executors, on behalf of the Estate, have agreed with Liberty, severally and not jointly with the other Stockholders, to vote all of the shares of Company Common Stock that the Estate has the right to vote or direct the voting as of the applicable record date (a) in favor of adoption and approval of the Merger Agreement and the Merger and (b) against any other merger, consolidation, reorganization, other business combination, or recapitalization involving the Company, for the acquisition of a 25% or greater interest in the equity of the Company, for the acquisition of the right to cast 25% or more of the votes on any matter with respect to the Company, or for the acquisition of more than 25% of the assets of the Company and certain of its subsidiaries (an "Alternative Proposal").

        In addition, in the Voting Agreement, the Executors, on behalf of the Estate, have agreed with Liberty that they will not directly or indirectly sell, pledge, encumber, grant any proxy or enter into any voting or similar agreement with respect to, transfer or otherwise dispose of (collectively, a "Transfer"), or agree or contract to Transfer, any shares of Class A Common Stock (or interest therein) subject to the Voting Agreement with respect to which the Estate directly or indirectly controls the right to Transfer, except that they may (i) pledge such shares of Class A Common Stock so long as they retain for the Estate full voting rights with respect to such pledged shares (even in the event of foreclosure by pledgee), or (ii) Transfer to any person or entity (including without limitation an estate) who or which shall have agreed in writing with Liberty to be bound by the Voting Agreement. The Voting Agreement imposes no restrictions on the ability of the Estate to transfer or otherwise dispose of any shares of Class B Common Stock beneficially owned by it.

        The Voting Agreement terminates upon the earliest to occur of (i) the Effective Time, or (ii) the date on which the Merger Agreement is terminated in accordance with its terms, provided, however, that if the Merger Agreement is terminated as a result of (A) the stockholders of the Company failing to approve the Merger Agreement and Merger, or (B) the Company's Board of Directors withdrawing or modifying (in a manner adverse to AT&T or Liberty) its approval or recommendation of the Merger, or approving, recommending or authorizing the Company to enter into, an agreement with respect to an Alternative Proposal, then the Voting Agreement shall terminate upon the earlier of (A) six months after such termination of the Merger Agreement, or (B) the date of payment of any termination fee that may be payable as a result of such termination of the Merger Agreement.

        The foregoing description of the Merger Agreement and the Merger, and the Voting Agreement, respectively, do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, respectively, a copy of which, in the case of the Merger Agreement, is incorporated by reference as Exhibit B hereto and, in the case of the Voting Agreement, is attached hereto as Exhibit C, both of which agreements are incorporated herein by reference.

        The purpose of the gifts of 200,000 shares of Class A Common Stock and 150,000 shares of Class B Common Stock made by the Executors on behalf of the Estate was to satisfy testamentary bequests under Jack N. Berkman's will.

        With respect to the shares of Company Common Stock acquired by Mr. Jones in the Distribution, reference is made to Item 3 for information relating to the Distribution discussed therein, which information is incorporated herein by reference. Prior to the Distribution, ACC owned all of the outstanding shares of Company Common Stock. On the Distribution Date, subsequent to the Distribution, pursuant to the Agreement and Plan of Merger and Reorganization, dated as of February 23, 1994 (the "SBC Merger Agreement"), among ACC, Southwestern Bell Corporation d/b/a SBC Communications Inc., a Delaware corporation ("SBC"), and SBMS Acquisition Corp., a Delaware corporation and an indirect, wholly owned subsidiary of SBC ("SBMS"), SBMS merged with and into ACC (the "SBC Merger"), and ACC became an indirect, wholly owned subsidiary of SBC. Under the SBC Merger Agreement, it was a condition to the consummation of the SBC Merger that the Distribution be completed prior thereto.

        Reference is made to Item 3 hereof for information regarding the Roll-Over discussed therein, which information is incorporated herein by reference. The purpose of the Roll-Over was to enable the holders of outstanding ACORN Options to retain, through options to acquire Class B Common Stock, the value of the equity incentive represented by such ACORN Options after consummation of the Distribution and the Merger. Mr. Jones exercised all of the outstanding Roll-Over Options for 38,210 shares of Class B Common Stock and sold 28,210 of such shares for investment purposes.

        Reference is made to Item 3 hereof for information regarding the Conversion discussed therein, which information is incorporated herein by reference. The purpose of the Conversion was to provide the holders of outstanding MSI Options with a more liquid form of equity award following the initial public offering in November, 1997, of Teligent, Inc. ("Teligent"), a company originally founded by MSI, and which, immediately after consummation of such public offering was approximately 41% owned by MSI. The MSI Plan provided that in the event of certain transactions, including an initial public offering by Teligent, MSI's Board of Directors or the committee which administered the MSI Plan could make such equitable changes or adjustments or take any other action that it deemed necessary or appropriate with respect to the MSI Options.

        Although he has no current plans to do so (other than as disclosed in this Statement), from time to time Mr. Jones may acquire additional shares of Class B Common Stock (including without limitation through the exercise of options to purchase Class B Common Stock held by Mr. Jones as described herein) or dispose of some or all of the shares of Class B Common Stock beneficially owned by him. Mr. Jones is a director of the Company and he participates in the formulation, determination and direction of the business policies of the Company. Therefore, Mr. Jones may be deemed a "controlling person" of the Company.

        With respect to the Company and except as set forth or incorporated by reference in the Schedule 13D, as amended by this Amendment No. 1, Mr. Jones currently has no plans or proposals which would relate to or which would result in:

        (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

        (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

        (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) any material change in the present capitalization or dividend policy of the Company;

        (f) any other material change in the Company's business or corporate structure;

        (g) changes in the Company's certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

        (a) Mr. Jones beneficially owns 2,413,038 shares of Class A Common Stock, representing approximately 12.9% of the total number of shares of Class A Common Stock outstanding as of May 28, 1999. Such shares of Class A Common Stock include (i) 80,622 shares beneficially owned by Mr. Jones individually and (ii) 2,332,416 shares beneficially owned by the Estate and as to which Mr. Jones disclaims beneficial ownership.

        Mr. Jones beneficially owns 2,569,638 shares of Class B Common Stock, representing approximately 13.2% of the total number of shares of Class B Common Stock outstanding as of May 28, 1999 as set forth in Section
4.3 of the Merger Agreement. Such shares of Class B Common Stock include
(i) 90,622 shares beneficially owned by Mr. Jones individually, (ii) fully vested, currently exercisable Company Options (as described in Item 3 hereof, which description is incorporated herein by reference) to purchase 22,500 shares of Class B Common Stock (iii) fully vested, currently exercisable Conversion Options (as described in Item 3 hereof, which description is incorporated herein by reference) to purchase 46,250 shares of Class B Common Stock and (iv) 2,410,266 shares beneficially owned by the Estate and as to which Mr. Jones disclaims beneficial ownership.

        Mr. Jones disclaims beneficial ownership of any shares of Company Common Stock beneficially owned by the two other Executors.

        By virtue of the Voting Agreement, Mr. Jones, solely in his capacity as an Executor, may be deemed to have formed a "group" with Liberty, for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder. However, Mr. Jones expressly declares that the filing of this Statement shall not be construed as an admission by him, and Mr. Jones expressly disclaims, that he has formed or is a member of any such group, and he disclaims beneficial ownership of any shares of Class B Stock that may be beneficially owned or be deemed to be beneficially owned by Liberty or any such group.

        (b) Mr. Jones has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of each of the 80,622 shares of Class A Common Stock and the 159,372 shares of Class B Common Stock beneficially owned by him individually (assuming the exercise of the Company Options and the Conversion Options held by him). Mr. Jones shares with the two other Executors the power to vote and to direct the vote of the 2,332,416 shares of Class A Common Stock and the 2,410,266 shares of Class B Common Stock beneficially owned by the Estate, subject to the terms of the Voting Agreement, and, subject to the terms of the Voting Agreement with respect to such 2,332,416 shares of Class A Common Stock, the power to dispose or direct the disposition of such shares.

        By virtue of the Voting Agreement, the Estate may be deemed to share with Liberty the power to vote or direct the vote of the shares of Company Common Stock, and the power to dispose or direct the disposition of the shares of Class A Common Stock, beneficially owned by the Estate. However, (i) Liberty is not entitled to any rights as a stockholder of the Company as to any such shares of Company Common Stock and (ii) the filing of this Amendment No. 2 should not be construed as an admission by Mr. Jones in his capacity as Executor, that the Estate, and Mr. Jones, in his capacity as Executor, expressly disclaims that the Estate shares such voting or dispositive power with Liberty.

        (c) Except for the entering into the Voting Agreement, Mr. Jones has not effected any transaction in the shares of Company Common Stock during the past sixty days.

        (d) With respect to the shares of Company Common Stock beneficially owned by the Estate, the Estate or the beneficiaries under Mr. Jack N. Berkman's will (which indirectly include Myles P. Berkman, his brothers Monroe Berkman and Stephen Berkman and, under certain circumstances, their respective spouses and descendants) may be deemed to have the right to receive or direct the receipt of the dividends from, or the proceeds from the sale of, such shares. With respect to all other shares of Company Common Stock beneficially owned by Mr. Jones, Mr. Jones is not aware of any other person who may be deemed to have the right to receive or direct the receipt of the dividends from, or the proceeds from the sale of, such shares.

        (e) Not applicable.

Item 6.        Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuer.

        Reference is made to Items 3 and 4 above for information relating to (i) the Roll-Over Options, the Company Options and the Conversion Options, (ii) the Distribution, (iii) the Letters Testamentary and the Estate Options and (iv) the Voting Agreement, which information is incorporated herein by reference. Reference is also made to Item 5(d) above for information relating to Mr. Jack N. Berkman's will, which information is incorporated herein by reference.

        Except as described in this Statement, Mr. Jones does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.

               Exhibit A: Pages 38 through 40, inclusive, of the Company's Registration Statement on Form 10/A filed with the Securities and Exchange Commission on November 15, 1994.*

               Exhibit B:    Merger Agreement**

               Exhibit C:    Voting Agreement

---------------

* This material was filed as Exhibit A to the Schedule 13D. Such Exhibit has been omitted in this electronic filing pursuant to
      Section 232.102 of Regulation S-T.

** Incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of The Associated Group, Inc. dated June 2, 1999.



                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 11, 1999


                                              /s/ Donald H. Jones
                                              ---------------------------
                                              Donald H. Jones

                               EXHIBIT INDEX

Exhibit        Description
-------        -----------

A              Pages 38 through 40, inclusive, of the Company's
               Registration Statement on Form 10/A filed with the Securities and Exchange Commission on November 15, 1994.*

B              Merger Agreement**

C              Voting Agreement


-------------

* Incorporated herein by reference to the Schedule 13D dated October 3, 1995 and filed with the Securities and Exchange Commission on October 10, 1995. Such Exhibit has been omitted in this electronic filing pursuant to Section 232.102 of Regulation S-T.

** Incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of The Associated Group, Inc. dated June 2, 1999.